SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1999

                          Commission File Number 1-3939

              Kerr-McGee Corporation Employee Stock Ownership Plan

                            (full title of the Plan)

                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102

             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Kerr-McGee Corporation Benefits Committee:


         We have audited the accompanying statement of net assets available for benefits of the KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in the net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, and the supplemental schedule of reportable transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   (ARTHUR ANDERSEN LLP)
                                                    ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
    June 23, 2000






              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1999

                             (Thousands of dollars)

               ASSETS                                    Unallocated        Allocated          Total
               ------                                    -----------        ---------        --------

Common stock of Kerr-McGee Corporation                    $ 85,590           $89,149         $174,739
Short-term investments                                         331             1,399            1,730
                                                          --------           -------         --------

         Total investments                                  85,921            90,548          176,469

Contributions receivable                                     3,155                 -            3,155
Dividends receivable                                           621               594            1,215
Due from (to) other fund                                    (3,155)            3,155                -
Other assets                                                     1                 6                7
                                                          --------           -------         --------

         Total assets                                       86,543            94,303          180,846
                                                          --------           -------         --------


             LIABILITIES
             -----------

Notes payable                                              132,017                 -          132,017
Interest payable                                             2,179                 -            2,179
                                                          --------           -------         --------

         Total liabilities                                 134,196                 -          134,196
                                                          --------           -------         --------

Net assets available for benefits                         $(47,653)          $94,303         $ 46,650
                                                          ========           =======         ========

          The accompanying notes are an integral part of this statement





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1998

                             (Thousands of dollars)

               ASSETS                                    Unallocated        Allocated          Total
               ------                                    -----------        ---------          -----

Common stock of Kerr-McGee Corporation                    $ 35,719           $44,007          $79,726
Short-term investments                                         424             1,405            1,829
                                                          --------           -------          -------

         Total investments                                  36,143            45,412           81,555

Contributions receivable                                     1,752                 -            1,752
Dividends receivable                                           420               553              973
Due from (to) other fund                                    (1,752)            1,752                -
Other assets                                                     2                 7                9
                                                          --------           -------          -------

         Total assets                                       36,565            47,724           84,289
                                                          --------           -------          -------


             LIABILITIES
             -----------

Notes payable                                               57,650                 -           57,650
Interest payable                                             2,658                 -            2,658
                                                          --------           -------          -------

         Total liabilities                                  60,308                 -           60,308
                                                          --------           -------          -------

Net assets available for benefits                         $(23,743)          $47,724          $23,981
                                                          ========           =======          =======


          The accompanying notes are an integral part of this statement





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 1999

                             (Thousands of dollars)

                                                         Unallocated        Allocated          Total
                                                         -----------        ---------         -------

Company contributions                                      $13,837           $     -          $13,837
Dividend income                                              1,389             2,288            3,677
Interest income                                                  9                58               67
Release of 212,601 shares of common
    stock for allocation                                                      10,155           10,155
Appreciation of common stock                                18,064            38,084           56,148
                                                          --------           -------          -------

         Total additions                                    33,299            50,585           83,884
                                                          --------           -------          -------

Interest expense                                             4,579                 -            4,579
Distributions to participants                                    -             9,877            9,877
Transfers to (from) other fund                              (2,287)            2,287                -
Release of 212,601 shares of common
    stock for allocation                                    10,155                 -           10,155
Transfer from affiliated plan                               44,762            (8,158)          36,604
                                                          --------           -------          -------

         Total deductions                                   57,209             4,006           61,215
                                                          --------           -------          -------

              Net increase (decrease)                      (23,910)           46,579           22,669



Net assets available for benefits -
     Beginning of year                                     (23,743)           47,724           23,981
                                                          --------           -------          -------


     End of year                                          $(47,653)          $94,303          $46,650
                                                          ========           =======          =======


         The accompanying notes are an integral part of this statement



              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

(1)      PLAN DESCRIPTION

         The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, as permitted by Internal Revenue Code
         Section 4975(e). The Plan, a leveraged employee stock ownership plan, invests only in the common stock of Kerr-McGee Corporation (the Company). The Plan covers all employees of the Company and its subsidiaries who make salary deferrals to the Kerr-McGee Savings Investment Plan (the SIP). Effective January 1, 1990, participant contributions to the SIP are matched by Company contributions to the Plan. These participant contributions are matched dollar-for-dollar by the Company, up to 6% of the participants' salaries as defined under the Plan. Although the Plan and the SIP are separate plans, matching contributions to the Plan are contingent upon participants' contributions to the SIP. Participants are not permitted to make contributions under the terms of the Plan.

         Due to the merger of Kerr-McGee Corporation and Oryx Energy Company, the Oryx Capital Accumulation Plan (CAP plan) was merged into the Plan and the SIP during 1999. Net liabilities merged into the Plan totaled $36,604,000. Net assets merged into the SIP totaled $132,264,000. Future benefits of the CAP plan will be paid from the Plan and the SIP.

         The Company may direct State Street Bank and Trust Company (the Trustee) to enter into acquisition loans for the purpose of acquiring Company stock for the benefit of participants. Pursuant to that authority, the Trustee and the Company entered into a Stock Purchase Agreement as of September 12, 1989. Under this agreement, the Plan purchased 2,680,965 shares of the Company's common stock at $46.625 per share on November 29, 1989, the market value on that date. To finance the purchase, the Plan incurred indebtedness to a group of institutional investors in the aggregate principal amount of $125,000,000 (see Note 4).

         Company stock acquired with the proceeds of the initial loan is held in a suspense account. The Company's matching contributions and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the company matches contributions made to the SIP by participants.

         Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants' accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants' accounts by year end. If the number of shares released is more than the required matching and dividend allocation, the excess will be allocated to participants.

         The Plan provides for vesting of participants on the basis of 100% for employer contributions made after 1998 and on the basis of 20% for each completed year of vesting service for contributions made prior to 1999. Vesting service is completed years of Company service reduced in certain limited situations as defined by the Plan. Company contributions are fully vested in the event of retirement, death or disability. A participant will receive a distribution of his vested interest in his account only upon termination of employment. In the event of death or permanent disability, a participant is deemed to be fully vested in their share of Company contributions. No other withdrawals are permitted.

         When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. However, if the participant is re-employed and fulfills certain requirements, as defined in the Plan, the participant's account will be reinstated. Forfeitures may be used to reduce employer matching contributions for the plan year, to pay administrative expenses relating to the Plan, or to restore amounts previously forfeited by participants who have been re-employed.
         Forfeitures used during the year and unused forfeitures at year-end 1999 and 1998 were not significant.

         Distributions to participants are paid in a single sum consisting of shares of stock or cash, at the election of the participant. Distributions are recorded at the approximate market value as of the date of distribution. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

         The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company except for expenses that may be paid from any forfeitures of ESOP accounts arising under the Plan. During 1999, the Company paid $78,000 of administrative and trust expenses on behalf of the Plan.

         The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the interest of all participants will be fully vested, and the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         Investment Valuations and Income Recognition - The Plan's investments are stated at fair value, and the Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid.

(3)      INVESTMENTS

         The Plan's investment in the Company's common stock at December 31, 1999 and 1998, was as follows:

         (Dollars in thousands)      Unallocated      Allocated        Total
                                     -----------      ---------       ---------

         1999
         ----
         Number of Shares            1,380,484        1,306,301       2,686,785
         Cost                         $103,107          $56,590        $159,697
         Market                       $ 85,590          $89,149        $174,739

         1998
         ----
         Number of Shares              933,827        1,150,514       2,084,341
         Cost                         $ 43,541          $53,674        $ 97,215
         Market                       $ 35,719          $44,007        $ 79,726

(4)      NOTES PAYABLE

         On November 29, 1989, the Plan borrowed $125,000,000 from a group of institutional investors for the purpose of acquiring the Company's common stock. This borrowing consisted of Series A notes in the amount of $74,000,000 and Series B notes in the amount of $51,000,000. The Company has guaranteed the Plan's indebtedness. In June 1996, the Plan issued a $24,500,000 note, which bears interest at a fixed rate of 6.85%, to the Company (the Sponsor note) and used the funds to prepay a portion of the 9.47% fixed-rate Series A notes. The remaining balance of the Series A notes was paid on July 1, 1996, as scheduled. Scheduled principal payments on the Sponsor note began in January 1997 and continue through January 2003. A prepayment of $1,300,000 was made in December 1996. Principal payments on the 9.61% fixed-rate Series B notes began in July 1998 and continue through January 2005.

         On August 1, 1989, the Oryx CAP Plan borrowed $110 million by privately placing ESOP notes. As discussed in Note 1, the CAP plan was merged into the Plan and SIP during 1999. The borrowing consisted of Series A notes, Series B notes and Series C notes with interest rates ranging from 8.35% to 8.70%. Scheduled principal payments on the Series A notes continue through July 2006. Principal payments on the Series B notes begin in August 2005 and continue through July 2008. Principal payments on the Series C notes begin in August 2008 and continue through July 2011.

         Debt consisted of the following at year end:

         (Thousands of dollars)                    1999             1998
                                                --------          -------

         Sponsor note                           $  3,650          $ 8,150
         Series B notes                           42,750           49,500
         Oryx Series A notes                      35,584                -
         Oryx Series B notes                      19,318                -
         Oryx Series C notes                      30,715                -
                                                --------          -------
                                                $132,017          $57,650
                                                ========          =======


         Maturities of debt due after December 31, 1999, are $14,267,000 in 2000, $16,750,000 in 2001, $15,762,000 in 2002, $14,722,000 in 2003,
         $9,962,000 in 2004 and $60,554,000 thereafter.


(5)      TAX STATUS

         The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code (the Code) and is exempt from Federal income taxes under provisions of Section 501(a) of the Code. The Plan's latest determination letter is dated November 5, 1999.

         Company contributions and income earned thereon are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Federal income taxes applicable to participants or their beneficiaries upon distribution are prescribed by the Code.

(6)      CONTRIBUTIONS

         The Company's 1999 contributions to the Plan totaled $13,837,000. In addition, the Company paid $3,677,000 in dividends on the Company's stock held in the Plan. Of the total contributions, $7,460,000 represented the Company's matching contributions for employees' savings in the SIP.

(7)      SUBSEQUENT EVENTS

         Effective January 1, 2000, all participants in the Plan have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the Plan into investment options available in the SIP. This option must be exercised by March 31 of each year. The amount diversified will be shown as distributed from the Plan and transferred to the SIP. Participants who are at least age 55 with 10 years of participation in the plan may withdraw their 25% instead of diversifying within the SIP. They have this option for the first six years after meeting the eligibility requirements.

         Employees who are or become participants on or after January 1, 2000, are 100% vested in all company matching contributions.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   (Employer Identification Number 73-0311467)

                                (Plan Number 014)

                                DECEMBER 31, 1999

                             (Thousands of dollars)


                                                                                  (c)                                          (e)
                               (b)                          Description of investment including maturity date,     (d)       Current
(a)*  Identity of issue, borrower, lessor or similar party  rate of interest, collateral, par or maturity value    Cost        Value
----  ----------------------------------------------------  ---------------------------------------------------  --------   --------

  *   Kerr-McGee Corporation                                Common stock (2,686,785 shares)                       $159,697  $174,739

  *   State Street Bank and Trust Company                   Short-term investment fund                               1,729     1,729



               *Party-in-interest



              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-0311467)

                                (Plan Number 014)

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                             (Thousands of dollars)


                                                                                                                  (h)
                                                                                         (f)                   Current
                                                                                       Expense                  value
                                                            (c)      (d)       (e)    incurred       (g)     of asset on       (i)
             (a)                      (b)                Purchase  Selling    Lease     with       Cost of   transaction    Net gain
 Identity of party involved  Description of asset          price    price    rental  transaction    asset       date         or loss
 --------------------------  --------------------        --------  --------  ------  -----------  --------  -------------  ---------

 State Street Bank           Short-Term Investment Fund    $6,922         -     -         -         $6,922       $6,922            -


 State Street Bank           Short-Term Investment Fund         -    $7,023     -         -         $7,023       $7,023            -


 Kerr-McGee Corporation      Common Stock                 $12,553         -     -         -        $12,553      $12,553            -


 Kerr-McGee Corporation      Common Stock                       -   $19,555     -         -        $19,314      $19,555         $241




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN





                           By            (JOHN M. RAUH)
                                --------------------------------------
                                          John M. Rauh
                                Chairman of the Kerr-McGee Corporation
                                        Benefits Committee

Date:  June 28, 2000